Exhibit 1

CPLP

Financial Results for the six month period ended June 30, 2015

Operating and Financial Review and Prospects

You should read the following discussion of our financial condition and results of operations in conjunction with our unaudited condensed consolidated financial statements for the six month periods ended June 30, 2015 and 2014 and related notes included elsewhere herein. Among other things, the financial statements include more detailed information regarding the basis of presentation for the following information. This discussion contains forward-looking statements that are made based upon management’s current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and therefore involve a number of risks and uncertainties, including those risks and uncertainties discussed in our Annual Report on Form 20-F for the fiscal year ended December 31, 2014. The risks, uncertainties and assumptions involve known and unknown risks and are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. We caution that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Unaudited Selected Financial Data

(In thousands of United States Dollars, except earnings per unit, distributions per unit and number of units)

	For the six month periods ended June 30,
	2015	2014
Revenues	$67,346	$61,259
Revenues – related party	36,052	33,632

Total Revenues	103,398	94,891

Expenses:
Voyage expenses	2,411	3,636
Voyage expenses - related party	206	161
Vessel operating expenses	27,636	24,076
Vessel operating expenses - related party	5,863	7,532
General and administrative expenses	3,173	2,890
Depreciation and amortization	29,412	28,743

Operating income	34,697	27,853

Other income / (expense), net:
Interest expense and finance cost	(9,525)	(9,457)
Other income	1,088	662

Total other expense, net	(8,437)	(8,795)

Net income and comprehensive income	$26,260	$19,058

Preferred unit holders’ interest in Partnership’s net income	5,628	8,004
General Partner’s interest in Partnership’s net income	411	216
Common unit holders’ interest in Partnership’s net income	20,221	10,838
Net income per:
• Common unit (basic and diluted)	$0.18	$0.12
Weighted-average units outstanding:
• Common units (basic and diluted)	110,427,242	88,494,025

	As of June 30, 2015	As of December 31, 2014
Assets
Current assets
Cash and cash equivalents	$116,618	$164,199
Trade accounts receivable, net	2,208	2,588
Due from related parties	2,227	55
Prepayments and other assets	1,705	1,839
Inventories	4,234	3,434

Total current assets	126,992	172,115

Fixed assets
Advances for vessels under construction – related party	36,318	66,641
Vessels, net	1,255,553	1,120,070

Total fixed assets	1,291, 871	1,186,711

Other non-current assets
Above market acquired charters	107,751	115,382
Deferred charges, net	6,461	3,887
Restricted cash	16,500	15,000
Prepayments and other assets	789	—

Total non-current assets	1,423,372	1,320,980

Total assets	$1,550,364	$1,493,095

Liabilities and Partners’ Capital
Current liabilities
Current portion of long-term debt	$7,847	$5,400
Trade accounts payable	10,030	5,351
Due to related parties	17,786	17,497
Accrued liabilities	5,425	5,636
Deferred revenue, current	11,563	11,684

Total current liabilities	52,651	45,568

Long-term liabilities
Long-term debt	523,858	572,515
Deferred revenue	1,589	2,451

Total long-term liabilities	525,447	574,966

Total liabilities	578,098	620,534

Commitments and contingencies
Partners’ capital	972,266	872,561

Total liabilities and partners’ capital	$1,550,364	$1,493,095

Limited Partners’ units outstanding:
• Common	119,559,456	104,079,960
• Class B Convertible Preferred	12,983,333	14,223,737
Distributions declared and paid per:
• Common	0.4670	0.9300
• Class B Convertible Preferred	0.4295	0.8550

Our Fleet

The current employment of our fleet is summarized as follows:

Vessel Name	Time Charter (“TC”)/ Bare Boat Charter (“BC”) (Years)	Commencement of Charter	Charterer	Profit Sharing (1)	Gross Daily Hire Rate (Without Profit Sharing)
M/V Archimidis (4)	3+2+1+1 TC	11/2012	Maersk		$34.0
M/V Agamemnon (4)	3.2+1.8+1+1 TC	06/2012	Maersk		$34.0 (3.0y) $31.5 (0.2y)
M/T Amoureux	2 TC	04/2015	Stena Bulk AB		$29.0
M/T Aias	3 TC	02/2015	Repsol		$26.5
M/T Atlantas (M/T British Ensign) (5)	5+3+2+1 BC	04/2006	BP		$15.2 (5y) $13.5 (3y) $6.8 (2y)
M/T Aktoras (M/T British Envoy) (5)	5+3+1.5+1 BC	07/2006	BP		$15.2 (5y) $13.5 (3y) $7.0 (1.5y)
M/V Cape Agamemnon	10 TC	07/2010	COSCO Bulk		$42.2
M/T Agisilaos (6)	1+1 TC	09/2014	Capital Maritime & Trading Corp. (“CMTC” or “Capital Maritime”)		$14.3
M/T Arionas	1.2 TC	12/2014	CMTC		$15.0
M/T Aiolos (M/T British Emissary) (5)	5+3+2+1 BC	03/2007	BP		$15.2 (5y) $13.5 (3y) $7.0 (2y)
M/T Avax	3 TC	06/2015	Petroleo Brasileiro S.A.		$15.4
M/T Axios	3 TC	06/2015	Petroleo Brasileiro S.A.		$15.4
M/T Alkiviadis (7)	1+1 TC	09/2014	Chartering and Shipping Services SA (“CSSA”)		$14.1
M/T Assos	3 TC	04/2015	Petroleo Brasileiro S.A.		$15.4
M/T Atrotos	1 TC	05/2015	CMTC		$15.3
M/T Akeraios	2 TC	03/2015	CMTC		$15.6
M/T Anemos I	1 TC	06/2015	CMTC	50/50(3)	$17.3
M/T Apostolos	2 TC	04/2015	CMTC	50/50(3)	$15.6
M/T Alexandros II (M/T Overseas Serifos)	5 BC 5 BC	01/2008 05/2013	OSG		$13.0 (2) $6.3
M/T Aristotelis II (M/T Overseas Sifnos)	5 BC 5 BC	06/2008 03/2013	OSG		$13.0 (2) $6.3
M/T Aris II (M/T Overseas Kimolos)	5 BC 5 BC	08/2008 03/2013	OSG		$13.0 (2) $6.3
M/T Aristotelis	2 TC	12/2013	CMTC	50/50(3)	$17.0
M/T Ayrton II	1.5 TC	04/2014	Engen Petroleum Ltd		$15.4
M/T Amore Mio II	1.2 TC	04/2015	CMTC		$27.0
M/T Miltiadis M II	0.9 TC	03/2015	Subtec, S.A. de C.V.		$33.0

Vessel Name	Time Charter (“TC”)/ Bare Boat Charter (“BC”) (Years)	Commencement of Charter	Charterer	Profit Sharing (1)	Gross Daily Hire Rate (Without Profit Sharing)
M/V Hyundai Prestige	12 TC	02/2013	HMM		$29.4
M/V Hyundai Premium	12 TC	03/2013	HMM		$29.4
M/V Hyundai Paramount	12 TC	04/2013	HMM		$29.4
M/V Hyundai Privilege	12 TC	05/2013	HMM		$29.4
M/V Hyundai Platinum	12 TC	06/2013	HMM		$29.4
M/V Akadimos (renamed CMA CGM Amazon)	5 TC	06/2015	CMA CGM		$39.3
M/T Active	2 TC	06/2015	Cargill International SA		$17.7
M/T Amadeus	2 TC	06/2015	CMTC	50/50	$17.0

(1)	Profit sharing refers to an arrangement between vessel-owning companies and charterers to share a predetermined percentage of voyage profit in excess of the basic rate.
(2)	On November 14, 2012, Overseas Shipholding Group Inc (“OSG”) made a voluntary filing for relief under Chapter 11 of the U.S. Bankruptcy Code. After discussions between the Partnership and OSG, it was agreed to enter into new charters contracts on substantially the same terms as the prior charters but at a bareboat rate of $6.3 per day. OSG has the option of extending the employment of each vessel following the completion of the bareboat charters in 2018 for an additional two years on a time chartered basis at a rate of $16.5 per day. OSG has an option to purchase each of the three STX vessels at the end of the eighth, ninth or tenth year of the charter, for $38,000, $35,500 and $33,000, respectively, which option is exercisable six months before the date of completion of the eighth, ninth or tenth year of the charter. The expiration date above may therefore change depending on whether the charterer exercises its purchase option.
(3)	50/50 profit share for breaching IWL (Institute Warranty Limits – applies to voyages to certain ports at certain periods of the year).
(4)	The M/V Archimidis is employed on time charter at a gross rate of $34.0 per day with earliest redelivery in November 2015. The M/V Agamemnon is currently employed on time charter at a gross daily charter rate of $31.5 with earliest redelivery in August 2015. Maersk has the option to extend the charter of both vessels for an additional four years at a gross rate of $31.5 and $30.5 per day, respectively for the fourth and fifth year and $32.0 per day for the final two years. If all options were to be exercised, the employment of the vessels would extend to May 2019 for the M/V Agamemnon and October 2019 for the M/V Archimidis.
(5)	The M/T Atlantas (M/T British Ensign) is continuing its bareboat charter with BP at a bareboat rate of $6.8 per day with earliest redelivery in April 2016. BP has the option to extend the duration of the charter for up to a further 12 months either as bareboat charter at a bareboat rate of $7.3 per day for the optional period or as time charter at a time charter rate of $14.3 per day.

The M/T Aktoras (M/T British Envoy) is continuing its bareboat charter with BP at a bareboat rate of $7.0 per day with earliest redelivery in July 2016. BP has the option to extend the charter duration for up to a further 12 months either as a bareboat charter at a bareboat rate $7.3 per day for the optional period or as a time charter at a time charter rate of $14.3 per day.

The M/T Aiolos (M/T British Emissary) is continuing its bareboat charter with BP at a bareboat rate of $7.0 per day with earliest redelivery in March 2017. BP has the option to extend the duration of the charter for up to a further 12 months either as bareboat charter at a bareboat rate of $7.3 per day for the optional period or as time charter at a time charter rate of $14.3 per day.

(6)	Capital Maritime has the option to extend the time charter for an additional year at a time charter rate at $14.5.
(7)	In April 2015 CSSA exercised the option for an additional year at a time charter rate of $15.1. The new time charter rate will apply from September 2015.

Factors Affecting Our Future Results of Operations

Please refer to our Form 20-F for 2014 filed on February 26, 2015 regarding the factors affecting our future results of operations.

Results of Operations

Six Month Period Ended June 30, 2015 Compared to the Six Month Period Ended June 30, 2014

Results of operations for the six month periods ended June 30, 2015 and June 30, 2014 differ primarily due to:

•	increased charter rates on certain of our vessels;

•	the increased number of vessels in our fleet for the six month period ended June 30, 2015 which is attributable to the acquisition of newbuilding vessels from Capital Maritime;

•	the increased number of vessels managed under our floating fee management agreement; and

•	the higher special survey costs as five of our vessels underwent special survey during the six month period ended June 30, 2015. During the six month period ended June 30, 2014 no special survey was performed.

Revenues

Total revenues, consisting of total time, voyage and bareboat charter revenues, amounted to approximately $103.4 million for the six month period ended June 30, 2015, as compared to $94.9 million for the six month period ended June 30, 2014. The increase of $8.5 million is primarily attributable to the higher charter rates, the profit share earned by a number of our vessels and the increased number of vessels in our fleet. For the six month period ended June 30, 2015, revenues from Capital Maritime, or related party revenues, increased to $36.1 million compared to $33.6 million of total revenues for the six month period ended June 30, 2014 primarily due to the higher rates that we have chartered our vessels to Capital Maritime and the related profit share under these charters. Time, voyage and bareboat charter revenues are mainly comprised of the charter hire received from unaffiliated third-party charterers and Capital Maritime and are affected by the number of days our vessels operate, the average number of vessels in our fleet and the charter rates.

Voyage Expenses

Voyage expenses amounted to $2.6 million for the six month period ended June 30, 2015, compared to $3.8 million for the six month period ended June 30, 2014. The decrease in voyage expenses of $1.2 million is primarily due to increased bunkers consumption and higher port expenses incurred during the six month period ended June 30, 2014 related to the redelivery of two of our vessels from their previous employment. Voyage expenses are direct expenses which relate to voyage revenues and primarily consist of bunkers, port expenses and commissions. Voyage expenses, except for commissions, are paid for by the charterer under time and bareboat charters. Voyage expenses under voyage charters are paid for by the owner.

Vessel Operating Expenses

For the six month period ended June 30, 2015, our vessel operating expenses amounted to approximately $33.5 million, of which $5.9 million was incurred under our management agreements with Capital Ship Management Corp. (the “Manager”) and included $0.3 million in additional fees and certain costs associated with the vetting of our vessels, repairs related to unforeseen extraordinary events (as defined in our fixed fee management agreement) and insurance deductibles.

For the six month period ended June 30, 2014, our vessel operating expenses amounted to approximately $31.6 million, of which $7.5 million was incurred under our management agreements with our Manager and included $0.6 million in additional fees and certain costs associated with the vetting of our vessels, repairs related to unforeseen extraordinary events (as defined in our fixed fee management agreement) and insurance deductibles.

Increases to vessel operating expenses are primarily attributable to the increased number of vessels in our fleet and the increased number of vessels managed under our floating fee management agreement. In addition, during the six months period ended June 30, 2015 five of our vessels underwent special survey resulting in additional operating expenses. During the six month period ended June 30, 2014 no special survey was performed.

General and Administrative Expenses

General and administrative expenses amounted to $3.2 million for the six month period ended June 30, 2015, compared to $2.9 million for the six month period ended June 30, 2014. General and administrative expenses include board of directors’ fees and expenses, audit and legal fees, and other fees related to the requirements of being a publicly traded partnership.

Depreciation and Amortization

Depreciation and amortization amounted to $29.4 million for the six month period ended June 30, 2015 as compared to $28.7 million for the six month period ended June 30, 2014. This increase is attributable to the higher average number of vessels in the first six months of 2015 compared with the first six months of 2014.

Total Other Expense, Net

Total other expense, net for the six month period ended June 30, 2015 was approximately $8.4 million as compared to $8.8 million for the six month period ended June 30, 2014. The decrease of $0.4 million was primarily due to a gain from exchange differences as a result of U.S. dollar appreciation against the Euro.

Partnership’s Net Income

Partnership’s net income for the six month period ended June 30, 2015, amounted to $26.3 million as compared to $19.1 million for the six month period ended June 30, 2014. The increase is attributable primarily due to the increased charter rates and the higher number of vessels in our fleet that were partially offset by the increased operating expenses as a result of the costs incurred in connection with our five vessels that underwent special survey.

Liquidity and Capital Resources

As at June 30, 2015, total cash and cash equivalents were $116.6 million, restricted cash was $16.5 million, and total liquidity including cash and undrawn long-term borrowings was $210.7 million.

As at December 31, 2014, total cash and cash equivalents were $164.2 million, restricted cash was $15.0 million, and total liquidity including cash and undrawn long-term borrowings was $329.2 million.

       We anticipate that our primary sources of funds for our liquidity needs will be cash flows from operations. As our vessels come up for re-chartering, depending on the prevailing market rates, we may not be able to re-charter them at levels similar to their current charters which may affect our future cash flows from operations. Generally, our long-term sources of funds will be cash from operations, long-term bank borrowings and other debt or equity financings. As we distribute all of our available cash to our unitholders, we expect that we will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund any acquisitions and / or expansions and investment capital expenditures, including opportunities we may pursue under the omnibus agreement with Capital Maritime or acquisitions from third parties. In addition to paying distributions to our unitholders, our other liquidity requirements relate to servicing our debt, funding investments, funding working capital and maintaining cash reserves against fluctuations in operating cash flows. As at June 30, 2015, we had outstanding purchase commitments relating to the acquisition of the shares of two vessel owning companies from Capital Maritime, each of which is the owner of a 9,288 TEU post-panamax container carrier. The total outstanding amount for the purchase of the two vessels was $147.2 million, which is payable within the next 12 months. We expect to finance these two acquisitions with drawn downs from our existing credit facility with ING and from available cash.

As at June 30, 2015 and December 31, 2014, undrawn amounts under the terms of our credit facilities were $77.6 and $150.0 million respectively.

Total Partners’ Capital as of June 30, 2015, amounted to $972.3 million which reflects an increase of $99.7 million from the year ended December 31, 2014. This difference consisted of:

•	a decrease of $59.1 million attributable to our distributions to our unit holders; and

•	an increase of $26.3 reflecting our net income for the six month period ended June 30, 2015; and

•	an increase of $132.5 reflecting the net proceeds (after offering expenses) from our equity offering in April 2015.

Notwithstanding the continuing economic downturn, the duration and long-term effects of which are not possible to predict, and subject to shipping, charter and financial market developments, we believe that our working capital will be sufficient to meet our existing liquidity needs for at least the next 12 months.

Cash Flows

Our cash flow statement for the six month period ended June 30, 2015 and 2014 reflects the operations of our subsidiaries.

The following table summarizes our cash and cash equivalents provided by / (used in) operating, financing and investing activities for the periods presented in millions:

	For the six month periods ended June 30,
	2015	2014
Net Cash Provided by Operating Activities	$62.3	$56.6
Net Cash Used in Investing Activities	$(135.6)	$(0.1)
Net Cash Provided by / (Used in) Financing Activities	$25.7	$(52.7)

Net Cash Provided by Operating Activities

Net cash provided by operating activities amounted to $62.3 million for the six month period ended June 30, 2015 as compared to $56.6 million for the six month period ended June 30, 2014. The increase of $5.7 million is mainly attributable to the increase of our operating income as a result of the increased charter rates and the increased size of our fleet.

Net Cash Used in Investing Activities

Cash is used primarily for vessel acquisitions and changes in net cash used in investing activities reflect primarily the acquisition of three vessels in the relevant period. We expect to rely primarily upon external financing sources, including bank borrowings and the issuance of debt and equity securities as well as cash from operations in order to fund any future vessels acquisitions or expansion and investment capital expenditures.

For the six month period ended June 30, 2015, net cash used in investing activities was comprised of:

•	$134.1 million, representing the cash consideration we paid to Capital Maritime for the acquisition of the shares of the vessel owning companies of the M/T Active, the M/V CMA CGM Amazon and the M/T Amadeus; and

•	$1.5 million, representing the increase to our restricted cash following the acquisition of the M/T Active, the M/V CMA CGM Amazon and the M/T Amadeus as required by our ING credit facility.

For the six month period ended June 30, 2014, net cash used in investing activities was comprised of:

•	$0.1 million, representing the cash consideration we paid for initial expenses of the M/T Aristotelis, which was acquired in November 2013.

Net Cash Provided by / (Used in) Financing Activities

Net cash provided by financing activities amounted to $25.7 million for the six month period ended June 30, 2015, as compared to $52.7 million used in financing activities for the six month period ended June 30, 2014.

For the six month period ended June 30, 2015, financing activities consisted of the following:

•	Net proceeds from the issuance and sale of our 14,555,000 common units amounting to $133.3 million (before offering expenses) in April 2015. Total expenses paid in connection with our equity offering were $0.5 million;

•	Proceeds from long-term debt of $72.4 million for the partial financing of the acquisition of the shares of the vessel owning companies of the M/T Active, the M/V CMA CGM Amazon and the M/T Amadeus;

•	Payment of long-term debt issuance costs of $1.8 million;

•	Debt pre-payment of $115.9 million using part of the net proceeds of our equity offering in April 2015, as well as repayment of $2.7 million pursuant to the amortization schedule of our $350.0 million credit facility; and

•	Distributions paid amounting to $59.1 million.

For the six month period ended June 30, 2014, financing activities consisted of the following:

•	Payment of long-term debt of $2.7 million; and

•	Distributions paid to our unit holders amounting to $50.0 million.

Borrowings

Our long-term third party borrowings are reflected in our unaudited condensed balance sheet in long-term liabilities as “Long-term debt.” As of June 30, 2015, long-term debt amounted to $523.9 million as compared to $572.5 million as of December 31, 2014. The current portion of our long-term debt was $7.8 million and $5.4 million as of June 30, 2015 and 2014 respectively.

Credit Facilities

For information relating to our credit facilities, please refer to Note 7 to the audited Partnership’s Consolidated Financial Statements included in the Annual Report on Form 20-F for the year ended December 31, 2014 and Note 6 to our unaudited interim condensed consolidated financial statements included elsewhere herein.

In April, 2015, we entered into three amendments to our $370.0 million, $350.0 million and $25.0 million credit facilities, providing for:

(i)	the prepayments made on April 30, 2015, and funded by the net proceeds of the April 2015 offering of common units, of the scheduled four quarterly amortization payments in 2016 and the first quarter of 2017 in the respective aggregate amounts of $64.9 million, $46.0 million and $5.0 million;

(ii)	the deferral, following the prepayments, of any further scheduled amortization payments until November 2017 for the $370.0 and $350.0 million credit facilities and until December 2017 for the $25.0 million credit facility;

(iii)	an extension of the final maturity date to December 31, 2019 for the $370.0 and $350.0 million credit facilities; and

(iv)	an increase of the interest rate under the $370.0 million credit facility to 3.0% over LIBOR from 2.0% over LIBOR.

All other terms in our existing credit facilities remained unchanged.

As at June 30, 2015, we had drawn down an aggregate additional amount of $72.4 million under the Tranche B of our ING credit facility of $225.0 million in order to partly finance the acquisition of the companies owning the M/T Active, the M/T Akadimos and the M/T Amadeus from Capital Maritime during the first six months of 2015.

All our credit facilities contain customary ship finance covenants, including restrictions as to: changes in management and ownership of the mortgaged vessels, the incurrence of additional indebtedness, the mortgaging of vessels, the ratio of EBITDA to net interest expenses shall be no less than 2:1, minimum cash requirement of $500,000 per vessel as well as the ratio of net total indebtedness to the aggregate market value of the total fleet shall not exceed 0.725:1. Our credit facilities also contain a collateral maintenance requirement according to which the aggregate average fair market value of the collateral vessels shall be no less than 125% of the aggregate outstanding amount under these facilities. Furthermore, the vessel owning companies may pay dividends or make distributions when no event of default has occurred and the payment of such dividend or distribution has not resulted in a breach of any of the financial covenants. The credit facilities have a general assignment of the earnings, insurances and requisition compensation of the respective vessel or vessels. Each also requires additional security, including: pledge and charge on current account; corporate guarantee from each of the thirty-three vessel-owning companies, and mortgage interest insurance.

Our obligations under our credit facilities are secured by first-priority mortgages covering our vessels and are guaranteed by each vessel owning company. Our credit facilities contain a “Market Disruption Clause” requiring us to compensate the banks for any increases to their funding costs caused by disruptions to the market which the banks may unilaterally trigger. For the six month periods ended June 30, 2015 and 2014, we did not incur additional interest expense due to the “Market Disruption Clause”.

As at June 30, 2015 and December 31, 2014, we had $77.6 million and $150.0 million in undrawn amounts under our credit facilities respectively, and were in compliance with all financial debt covenants. Our ability to comply with the covenants and restrictions contained in our credit facilities and any other debt instruments we may enter into in the future may be affected by events beyond our control, including prevailing economic, financial and industry conditions, including interest rate developments, changes in the funding costs of our banks and changes in asset valuations. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired. If we are in breach of any of the restrictions, covenants, ratios or tests in our credit facilities, we are unlikely to be able to make any distributions to our unitholders, a significant portion of our obligations may become immediately due and payable and our lenders’ commitment to make further loans to us may terminate. We may not have, or be able to obtain, sufficient funds to make these accelerated payments. In addition, obligations under our credit facilities are secured by our vessels, and if we are unable to repay debt under the credit facilities, the lenders could seek to foreclose on those assets.

Furthermore, any contemplated vessel acquisitions will have to be at levels that do not impair the required ratios set out above. Any reduction or adverse change in the global economic activity or shipping markets may result in a deterioration of vessel values. If the estimated asset values of the vessels in our fleet decrease, such decreases may limit the amounts we can drawdown under our credit facilities to purchase additional vessels and our ability to expand our fleet. In addition, we may be obligated to pre-pay part of our outstanding debt in order to remain in compliance with the relevant covenants in our credit facilities. A decline in the market value of our vessels could also lead to a default under any prospective credit facility to which we become a party, affect our ability to refinance our credit facilities and/or limit our ability to obtain additional financing. As at June 30, 2015, an increase/decrease of 10% of the aggregate fair market values of our vessels would not have caused any violation of the total indebtedness to aggregate market value covenant contained in our credit facilities.

Off-Balance Sheet Arrangements

As of the date of the unaudited condensed consolidated financial statements included elsewhere herein, we have not entered into any off-balance sheet arrangements.

Critical Accounting Policies

A discussion of the Partnership’s significant accounting policies can be found in the Partnership’s consolidated financial statements included in the Annual Report on Form 20-F for the year ended December 31, 2014.

Changes in Accounting Policies

There have been no changes to our accounting policies in the six month period ended June 30, 2015.

Capital Product Partners L.P.

Unaudited Condensed Consolidated Balance Sheets

(In thousands of United States Dollars)

	As of June 30, 2015	As of December 31, 2014
Assets
Current assets
Cash and cash equivalents	$116,618	$164,199
Trade accounts receivable, net	2,208	2,588
Due from related parties (Note 3)	2,227	55
Prepayments and other assets	1,705	1,839
Inventories	4,234	3,434

Total current assets	126,992	172,115

Fixed assets
Advances for vessels under construction – related party (Note 4)	36,318	66,641
Vessels, net (Note 4)	1,255,553	1,120,070

Total fixed assets	1,291, 871	1,186,711

Other non-current assets
Above market acquired charters (Note 5)	107,751	115,382
Deferred charges, net	6,461	3,887
Restricted cash	16,500	15,000
Prepayments and other assets	789	—

Total non-current assets	1,423,372	1,320,980

Total assets	$1,550,364	$1,493,095

Liabilities and Partners’ Capital
Current liabilities
Current portion of long-term debt (Note 6)	$7,847	$5,400
Trade accounts payable	10,030	5,351
Due to related parties (Note 3)	17,786	17,497
Accrued liabilities	5,425	5,636
Deferred revenue, current (Note 3)	11,563	11,684

Total current liabilities	52,651	45,568

Long-term liabilities
Long-term debt (Note 6)	523,858	572,515
Deferred revenue	1,589	2,451

Total long-term liabilities	525,447	574,966

Total liabilities	578,098	620,534

Commitments and contingencies (Note 9)

Partners’ capital	972,266	872,561

Total liabilities and partners’ capital	$1,550,364	$1,493,095

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Capital Product Partners L.P.

Unaudited Condensed Consolidated Statements of Comprehensive Income

(In thousands of United States Dollars, except number of units and earnings per unit)

	For the six month periods ended June 30,
	2015	2014
Revenues	$67,346	$61,259
Revenues – related party (Note 3)	36,052	33,632

Total Revenues	103,398	94,891

Expenses:
Voyage expenses	2,411	3,636
Voyage expenses - related party (Note 3)	206	161
Vessel operating expenses	27,636	24,076
Vessel operating expenses - related party (Note 3)	5,863	7,532
General and administrative expenses (Note 3)	3,173	2,890
Depreciation and amortization	29,412	28,743

Operating income	34,697	27,853

Other income / (expense), net:
Interest expense and finance cost	(9,525)	(9,457)
Other income	1,088	662

Total other expense, net	(8,437)	(8,795)

Net income and comprehensive income	$26,260	$19,058

Preferred unit holders’ interest in Partnership’s net income	5,628	8,004
General Partner’s interest in Partnership’s net income	411	216
Common unit holders’ interest in Partnership’s net income	20,221	10,838
Net income per (Note 8):
• Common unit (basic and diluted)	$0.18	$0.12
Weighted-average units outstanding:
• Common units (basic and diluted)	110,427,242	88,494,025

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Capital Product Partners L.P.

Unaudited Condensed Consolidated Statements of Changes in Partners’ Capital

(In thousands of United States Dollars)

	General Partner	Limited Partners Common	Limited Partners Preferred	Total
Balance at January 1, 2014	$12,310	$606,413	$162,703	$781,426

Distributions declared and paid (distributions per common and preferred unit) (Note 7)	(821)	(41,136)	(8,079)	(50,036)
Partnership’s net income	216	10,838	8,004	19,058
Conversion of Partnership’s units (Notes 1, 7)	—	2,787	(2,787)	—

Balance at June 30, 2014 (revised) (Note 1)	$11,705	$578,902	159,841	$750,448

	General Partner	Limited Partners Common	Limited Partners Preferred	Total
Balance at January 1, 2015	$15,602	$735,547	$121,412	$872,561

Distributions declared and paid (distributions per common and preferred unit) (Note 7)	(1,066)	(52,236)	(5,841)	(59,143)
Partnership’s net income	411	20,221	5,628	26,260
Issuance of Partnership’s units	—	132,588	—	132,588
Conversion of Partnership’s units (Note 7)	2,742	7,900	(10,642)	—

Balance at June 30, 2015	$17,689	$844,020	$110,557	$972,266

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Capital Product Partners L.P.

Unaudited Condensed Consolidated Statements of Cash Flows

(In thousands of United States Dollars)

	For the six month periods ended June 30,
	2015	2014
Cash flows from operating activities:
Net income	$26,260	$19,058
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation and amortization	29,412	28,743
Amortization of deferred charges	364	301
Amortization of above market acquired charters (Note 5)	7,631	8,243
Changes in operating assets and liabilities:
Trade accounts receivable	380	2,110
Prepayments and other assets	(655)	(227)
Inventories	(800)	(865)
Trade accounts payable	3,190	1,665
Due from related parties	(2,172)	664
Due to related parties	289	(6,367)
Accrued liabilities	(330)	14
Deferred revenue	(867)	3,577
Dry-docking costs paid	(419)	(323)

Net cash provided by operating activities	62,283	56,593

Cash flows from investing activities:
Vessel acquisitions and improvements (Note 4)	(134,093)	(112)
Increase in restricted cash	(1,500)	—

Net cash used in investing activities	(135,593)	(112)

Cash flows from financing activities:
Proceeds from issuance of Partnership units (Note 7)	133,327	—
Expenses paid for issuance of Partnership units (Note 7)	(476)	—
Proceeds from long-term debt (Notes 4, 6)	72,389	—
Loan issuance costs	(1,769)	(12)
Payments of long-term debt (Note 6)	(118,599)	(2,700)
Dividends paid	(59,143)	(50,036)

Net cash provided by / (used in) financing activities	25,729	(52,748)

Net (decrease) / increase in cash and cash equivalents	(47,581)	3,733

Cash and cash equivalents at beginning of period	164,199	63,972

Cash and cash equivalents at end of period	116,618	67,705

Supplemental cash flow information
Cash paid for interest	$8,170	$8,243
Non-Cash Investing and Financing Activities
Issuance costs of Partnership’s units included in liabilities (Note 7)	$263	$—
Capitalized and dry-docking vessel cost included in liabilities	$1,344	$71

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

1.	Basis of Presentation and General Information

Capital Product Partners L.P. (the “Partnership”) was formed on January 16, 2007, under the laws of the Marshall Islands. The Partnership is an international shipping company. Its fleet of thirty three modern high specification vessels consists of four suezmax crude oil tankers, twenty modern medium range tankers all of which are classed as IMO II/III vessels, eight post panamax container carrier vessels, and one capesize bulk carrier. Its vessels are capable of carrying a wide range of cargoes, including crude oil, refined oil products, such as gasoline, diesel, fuel oil and jet fuel, edible oils and certain chemicals such as ethanol as well as dry cargo and containerized goods under short-term voyage charters and medium to long-term time and bareboat charters.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These statements and the accompanying notes should be read in conjunction with the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 26, 2015.

These unaudited condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include all normal recurring adjustments considered necessary for a fair presentation of the Partnership’s financial position, results of operations and cash flows for the periods presented. Operating results for the six month period ended June 30, 2015 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2015.

Immaterial reclassification to correct prior period presentation: The reclassification reflects the value of the conversion of 350,000 class B units into common units during the six month period ended June 30, 2014 which were not reflected in the unaudited condensed consolidated statement of changes in partners’ capital for the six month period ended June 30, 2014. This error was identified prior to December 31, 2014 and correctly presented in the Partnership’s Consolidated Financial Statements included in the Annual Report on Form 20-F for the year ended December 31, 2014 (the “Consolidated Financial Statements for the year ended December 31, 2014”). Total partners’ capital remained unchanged as the reclassification impacted only the Partnership’s Limited Partners – Common and the Partnership’s Limited Partners – Preferred, and no other financial statement line items were impacted by these reclassifications. This reclassification resulted in an increase of $2,787 to the Partnership’s Limited Partners—Common and a decrease of $2,787 to the company’s Limited Partners—Preferred.

2.	Significant Accounting Policies

A discussion of the Partnership’s significant accounting policies can be found in the Partnership’s Consolidated Financial Statements. There have been no changes to these policies in the six month period ended June 30, 2015.

Recent accounting pronouncements: On May 28, 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) No 2014-09, Revenue From Contracts With Customers, which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. This standard is effective for public entities with reporting periods beginning after December 15, 2016. Early adoption is not permitted. The Partnership is currently evaluating the impact, if any, of the adoption of this new standard.

In April 2015, the FASB issued ASU 2015-03 Simplifying the Presentation of Debt Issuance Costs. To simplify presentation of debt issuance costs, the amendments in this update require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by the amendments in this update. This standard is effective for public entities with reporting periods beginning after December 15, 2015. Early adoption is permitted. The Partnership believes that the implementation of this standard will only affect the presentation of debt issuance costs which will be shown as a direct deduction of the related debt instead of under non-current assets in the accompanying balance sheets and has not elected the early adoption.

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

3.	Transactions with Related Parties

The Partnership and its subsidiaries have related-party transactions with Capital Ship Management Corp. (the “Manager” or “CSM”), due to certain terms of the following three different types of management agreements.

1.	Fixed fee management agreement: At the time of the completion of the IPO, the Partnership entered into an agreement with its Manager, according to which the Manager provides the Partnership with certain commercial and technical management services for a fixed daily fee per managed vessel which covers the commercial and technical management services, the respective vessels’ operating costs such as crewing, repairs and maintenance, insurance, stores, spares, and lubricants as well as the cost of the first special survey or next scheduled dry-docking, of each vessel. In addition to the fixed daily fees payable under the management agreement, the Manager is entitled to supplementary compensation for additional fees and costs (as defined in the agreement) of any direct and indirect additional expenses it reasonably incurs in providing these services, which may vary from time to time. The Partnership also pays a fixed daily fee per bareboat chartered vessel in its fleet, mainly to cover compliance and commercial costs, which include those costs incurred by the Manager to remain in compliance with the oil majors’ requirements, including vetting requirements;

2.	Floating fee management agreement: On June 9, 2011, the Partnership entered into an agreement with its Manager based on actual expenses with an initial term of five years per managed vessel. Under the terms of this agreement the Partnership compensates its Manager for expenses and liabilities incurred on the Partnership’s behalf while providing the agreed services, including, but not limited to, crew, repairs and maintenance, insurance, stores, spares, lubricants and other operating costs. Costs and expenses associated with a managed vessel’s next scheduled dry-docking are borne by the Partnership and not by the Manager. The Partnership also pays its Manager a daily technical management fee per managed vessel that is revised annually based on the United States Consumer Price Index; and

3.	Crude Carriers Corp. (“Crude”) management agreement: On September 30, 2011, the Partnership completed the acquisition of Crude. The five crude tanker vessels the Partnership acquired as part of the Crude acquisition continue to be managed under a management agreement entered into in March 2010 with the Manager, whose initial term expires on December 31, 2020. Under the terms of this agreement, the Partnership compensates the Manager for all expenses and liabilities incurred on the Partnership’s behalf while providing the agreed services, including, but not limited to, crew, repairs and maintenance, insurance, stores, spares, lubricants and other operating and administrative costs. The Partnership also pays its Manager the following fees:

(a) a daily technical management fee per managed vessel that is revised annually based on the United States Consumer Price Index;

(b) a sale and purchase fee equal to 1% of the gross purchase or sale price upon the consummation of any purchase or sale of a vessel acquired by Crude; and

(c) a commercial services fee equal to 1.25% of all gross charter revenues generated by each vessel for commercial services rendered.

The Manager has the right to terminate the Crude management agreement and, under certain circumstances, could receive substantial sums in connection with such termination. As of March 2015 this termination fee was adjusted to $9,760.

All the above three agreements constitute the “Management Agreements”.

Under the terms of the fixed fee management agreement, the Manager charges the Partnership for additional fees and costs, relating to insurances deductibles, vetting, and repairs and spares that related to unforeseen events. For the six month periods ended June 30, 2015 and 2014 such fees amounted to $268 and $640 respectively.

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

3.	Transactions with Related Parties – Continued

On April 4, 2007, the Partnership entered into an administrative services agreement with the Manager, pursuant to which the Manager will provide certain administrative management services to the Partnership such as accounting, auditing, legal, insurance, IT, clerical, investor relations and other administrative services. Also the Partnership reimburses Capital General Partner (“CGP”) for all expenses which are necessary or appropriate for the conduct of the Partnership’s business. The Partnership reimburses the Manager and CGP for reasonable costs and expenses incurred in connection with the provision of these services after the Manager submits to the Partnership an invoice for such costs and expenses, together with any supporting detail that may be reasonably required. These expenses are included in general and administrative expenses in the unaudited condensed consolidated statements of comprehensive income.

Balances and transactions with related parties consisted of the following:

Unaudited Condensed Consolidated Balance Sheets	As of June 30, 2015	As of December 31, 2014
Assets:
Hire receivable (c)	$2,227	$55

Due from related parties	2,227	55

Advances for vessels under construction – related party (Note 4)	36,318	66,641

Total assets	$38,545	$66,696

Liabilities:
Manager – payments on behalf of the Partnership (a)	$16,828	$16,517
Management fee payable to CSM (b)	958	980

Due to related parties	$17,786	$17,497

Deferred revenue – current (e)	4,747	6,020

Total liabilities	$22,533	$23,517

	For the six month periods ended June 30,
Unaudited Condensed Consolidated Statements of Comprehensive Income	2015	2014
Revenues (c)	$36,052	$33,632
Voyage expenses	206	161
Vessel operating expenses	5,863	7,532
General and administrative expenses (d)	1,278	1,495

(a)	Manager - Payments on Behalf of the Partnership: This line item represents the payment the Manager makes on behalf of the Partnership and its subsidiaries.

(b)	Management fee payable to CSM: The amount outstanding as of June 30, 2015 and December 31, 2014 represents the management fees payable to CSM as a result of the Management Agreements the Partnership entered into with the Manager.

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

3.	Transactions with Related Parties – Continued

(c)	Revenues: The following table includes information regarding the charter agreements that were in place between the Partnership and Capital Maritime & Trading Corp. (“CMTC”) during the six month periods ended June 30, 2015 and 2014:

Vessel Name	Time Charter (TC) in years	Commencement of Charter	Termination or earliest expected redelivery	Gross (Net) Daily Hire Rate
M/T Agisilaos	1 TC	09/2013	09/2014	$14.3 ($14.1)
M/T Agisilaos	1 TC	09/2014	08/2015	$14.3 ($14.1)
M/T Axios	1 TC	06/2013	07/2014	$14.8 ($14.6)
M/T Axios	1 TC	07/2014	06/2015	$14.8 ($14.6)
M/T Arionas	1 TC	11/2013	12/2014	$14.3 ($14.1)
M/T Arionas	1.1 TC	12/2014	01/2016	$15.0 ($14.8)
M/T Alkiviadis	1 TC	07/2013	09/2014	$14.3 ($14.1)
M/T Amore Mio II	1 TC	12/2013	04/2015	$17.0 ($16.8)
M/T Amore Mio II	1 to 1.2 TC	04/2015	04/2016	$27.0 ($26.7)
M/T Avax	1 TC	09/2014	06/2015	$14.8 ($14.6)
M/T Akeraios	1.5 TC	07/2013	03/2015	$15.0 ($14.8)
M/T Akeraios	2 TC	03/2015	02/2017	$15.6 ($15.4)
M/T Apostolos	1.2 to 1.5 TC	10/2013	04/2015	$14.9 ($14.7)
M/T Apostolos	2 TC	04/2015	03/2017	$15.6 ($15.4)
M/T Anemos I	1.2 to 1.5 TC	12/2013	06/2015	$14.9 ($14.7)
M/T Anemos I	1 TC	06/2015	05/2016	$17.3 ($17.0)
M/T Aristotelis	1.5 to 2 TC	12/2013	12/2015	$17.0 ($16.8)
M/T Amoureux	1+1 TC	10/2011	01/2014	$20.0+$24.0 ($19.8+$23.7)
M/T Amoureux	1 TC	01/2014	04/2015	$24.0 ($23.7)
M/T Aias	1 TC	12/2013	02/2015	$24.0 ($23.7)
M/T Assos	1 TC	06/2014	04/2015	$14.8 ($14.6)
M/T Atrotos	1 TC	05/2014	05/2015	$14.8 ($14.6)
M/T Atrotos	1 TC	05/2015	04/2016	$15.3 ($15.1)
M/T Active	2 TC	04/2015	06/2015	$17.0 ($16.8)
M/T Amadeus	2 TC	06/2015	05/2017	$17.0 ($16.8)

(d)	General and administrative expenses: This line item mainly includes internal audit, investor relations and consultancy fees.

(e)	Deferred Revenue – Current: As of June 30, 2015 and December 31, 2014 the Partnership received cash in advance for revenue earned in a subsequent period from CMTC.

4.	Fixed assets

(a) Advances for vessels under construction – related party

An analysis of advances for vessels under construction – related party is as follows:

Advances for vessels under construction–related party
Balance as at January 1, 2015	$66,641

Additions	—
Transfer to vessels	(30,323)

Balance as at June 30, 2015	$36,318

On July 24, 2014, the Partnership entered into a Master Agreement with CMTC to acquire five vessel owning companies that owned five under construction vessels (the “Newbuildings”) subject to the amendment of the partnership agreement to reset the target distributions to holders of the incentive distribution rights (the “IDR”) (Note 7).

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

4.	Fixed assets - Continued

(a) Advances for vessels under construction – related party - Continued

As the reset of the IDR was a pre-condition for the acquisition of the vessels, the amount of $36,417, representing the difference between the fair value of the respective Newbuildings at the time of the approval of this transaction in August 2014 at the Partnership’s annual general meeting of $347,917 and the contractual cash consideration of $311,500, is considered to be the deemed equity contribution and thus the fair value of the reset of the IDR. The fair value of the IDR reset has been accounted for in Partner’s capital and in the Partnership’s unaudited condensed consolidated balance sheets as “Advances for vessels under construction – related party”. The fair value of the new buildings amounting to $347,917 was based on the average of three valuations obtained from three independent shipbrokers.

The Newbuildings comprise two 50,000 Dead Weight Tonnage (“dwt”) product carriers and three 9,288 Twenty feet Equivalent Unit (“TEU”) post-panamax container carriers. Following the successful follow-on offering in September 2014 (Note 7), the Partnership made on September 10, 2014, an advance payment to CMTC of $30,224 in connection with the above acquisitions, and was presented as “Advances for vessels under construction – related party” in the Partnership’s Consolidated Financial Statements for the year ended December 31, 2014. According to the Master Agreement the Partnership also has the right of first refusal to acquire six additional new building product tanker vessels with expected delivery dates in 2015 and 2016.

During the six month period ended June 30, 2015 the Partnership acquired from CMTC the shares of the three out of the five vessel owning companies (Note 4b). As a result, as at June 30, 2015, the amount of $36,318 consisted of advances of $15,818 that the Partnership paid to CMTC for the acquisition of the remaining two vessel owning companies and the fair value from the reset of the IDR of $20,500 that was applicable to these two vessels, and is presented as “Advances for vessels under construction–related party” in the Partnership’s unaudited condensed consolidated balance sheets as of June 30, 2015.

(b) Vessels, net

An analysis of vessels is as follows:

	Vessel Cost	Accumulated depreciation	Net book value
Balance as at January 1, 2015	$1,396,735	$(276,665)	$1,120,070

Acquisition and improvements	134,173	—	134,173
Transfer from Advances for vessels under construction – related party	30,323	—	30,323
Depreciation for the period	—	(29,013)	(29,013)

Balance as at June 30, 2015	$1,561,231	$(305,678)	$1,255,553

All of the Partnership’s vessels as of June 30, 2015 have been provided as collateral to secure the Partnership’s credit facilities.

On March 31, June 10 and June 30, 2015, the Partnership acquired the shares of the vessel owning companies of the M/T Active, the M/V Akadimos (renamed to “CMA CGM Amazon”) and the M/T Amadeus for a total consideration of $33,500, $81,500 and $33,500 respectively. The total acquisition cost of $148,500 was funded by three separate drawn downs totaling $72,389 from the Partnership’s existing credit facility of $225,000 and the remaining balance of $76,111 through the Partnership’s available cash. The Partnership accounted for the acquisition of the vessel owning companies of the M/T Active, the M/V Akadimos and the M/T Amadeus as acquisition of assets. Thus these vessels were recorded in the Partnership’s financial statements at their respective fair values of $36,333, $91,750 and $36,333 as quoted by independent brokers. As of December 31, 2014 the Partnership had paid advances of $14,407 to CMTC for the acquisition of the shares of these vessel owning companies which were part of the advance payment of $30,224 that the Partnership made to CMTC on September 10, 2014. The difference of $15,916 between the vessels’ fair values of $164,416 and the acquisition cost of $148,500 was part of the excess of $36,417 that the Partnership had recorded in its financial statements in August 2014 upon the approval of the Master Agreement and the IDR reset from the Partnership’s annual meeting.

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

4.	Fixed assets - Continued

(b) Vessels, net - Continued

During 2015, M/T Agisilaos, M/T Avax and M/T Akeraios underwent improvements during their scheduled special and intermediate survey respectively. The costs of these improvements for the three vessels amounted to $80 and were capitalized as part of the vessels’ historic cost.

5.	Above market acquired charters

For the six month periods ended June 30, 2015 and 2014, revenues included a reduction of $7,631 and $8,243 as amortization of the above market acquired charters, respectively.

An analysis of above market acquired charters is as follows:

Above market acquired charters	M/V Cape Agamemnon	M/V Agamemnon	M/V Archimidis	M/V Hyundai Premium	M/V Hyundai Paramount	M/V Hyundai Prestige	M/V Hyundai Privilege	M/V Hyundai Platinum	Total
Carrying amount as at January 1, 2015	$29,457	$500	$636	$16,728	$16,858	$16,882	$17,144	$17,177	$115,382

Amortization	(2,656)	(428)	(395)	(827)	(828)	(840)	(828)	(829)	(7,631)

Carrying amount as at June 30, 2015	26,801	72	241	15,901	16,030	16,042	16,316	16,348	107,751

As of June 30, 2015 the remaining carrying amount of unamortized above market acquired time and bare-boat charters was $107,751 and will be amortized in future years as follows:

For the twelve month period ended June 30,	M/V Cape Agamemnon	M/V Agamemnon	M/V Archimidis	M/V Hyundai Premium	M/V Hyundai Paramount	M/V Hyundai Prestige	M/V Hyundai Privilege	M/V Hyundai Platinum	Total
2016	5,372	72	241	1,668	1,670	1,697	1,676	1,674	14,070
2017	5,357	—	—	1,668	1,670	1,693	1,672	1,669	13,729
2018	5,357	—	—	1,668	1,670	1,693	1,672	1,669	13,729
2019	5,357	—	—	1,668	1,670	1,693	1,672	1,669	13,729
2020	5,358	—	—	1,668	1,670	1,697	1,677	1,674	13,744
Thereafter	—	—	—	7,561	7,680	7,569	7,947	7,993	38,750

Total	26,801	72	241	15,901	16,030	16,042	16,316	16,348	107,751

6.	Long-Term Debt

As of June 30, 2015 the Partnership’s long-term debt consists of the following:

	Bank Loans	As of June 30, 2015	As of December 31, 2014	Margin
(i)	Issued in April 2007 maturing in December, 2019 ($370,000 credit facility)	$185,975	$250,850	3.00%
(ii)	Issued in March 2008 maturing in December 2019 ($350,000 credit facility)	$184,341	233,065	3.00%
(iii)	Issued in June 2011 maturing in March 2018 ($25,000 credit facility)	$14,000	19,000	3.25%
(iv)	Issued in September 2013 maturing in December 2020 ($225,000 credit facility)	$147,389	75,000	3.50%

	Total	$531,705	$577,915

	Less: Current portion	$7,847	5,400

	Long-term portion	$523,858	$572,515

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

6.	Long-Term Debt – Continued

Details of the Partnership’s credit facilities are discussed in Note 7 of the Partnership’s Consolidated Financial Statements for the year ended December 31, 2014.

In April 2015, the Partnership entered into three amendments to its credit facilities of $370,000, $350,000 and $25,000 providing for:

(i) the prepayments made on April 30, 2015, and funded by the proceeds of the April 2015 offering of common units (Note 7), of the scheduled four quarterly amortization payments in 2016 and the first quarter of 2017 in the respective aggregate amounts of $64,875, $46,024 and $5,000;

(ii) the deferral, following the prepayments, of any further scheduled amortization payments until November 2017 for the $370,000 and $350,000 credit facilities and until December 2017 for the $25,000 credit facility;

(iii) an extension of the final maturity date to December 31, 2019 for the $370,000 and $350,000 credit facilities; and

(iv) an increase of the interest rate under the $370,000 credit facility to 3.0% over LIBOR from 2.0% over LIBOR.

All other terms in our existing credit facilities remained unchanged.

On March 27, June 8 and June 29, 2015, the Partnership had drawn down the amounts of $16,750, $40,750 and $14,889 from the Tranche B of its credit facility of $225,000 in order to partly finance the acquisition of the shares of the vessel owning company of the M/T Active, the M/V Akadimos and the M/T Amadeus respectively (Note 4).

As of June 30, 2015 and December 31, 2014 the Partnership was in compliance with all financial debt covenants.

For the six month periods ended June 30, 2015 and 2014 interest expense amounted to $8,230 and $8,196, respectively. As of June 30, 2015 the weighted average interest rate of the Partnership’s loan facilities was 3.34%.

7.	Partners’ Capital

As of June 30, 2015 and December 31, 2014 the Partnership’s partners’ capital comprised of the following units:

	As of June 30, 2015	As of December 31, 2014
Limited partner units	119,559,456	104,079,960
General partner units	2,439,989	2,124,081
Preferred partner units	12,983,333	14,223,737

Total partnership units	134,982,778	120,427,778

For the six month period ended June 30, 2015 and 2014 various investors, holders of Class B Convertible Preferred Units, converted 1,240,404 and 350,000 Class B Convertible Preferred Units into common units, respectively.

In April 2015, the Partnership completed successfully a follow-on equity offering of 14,555,000 common units, including 1,100,000 common units sold to CMTC and 1,755,000 common units representing the overallotment option at a net price of $9.53 per common unit, receiving proceeds of $133,327 after the deduction of the underwriters’ commissions. After the deduction of expenses relating to this equity offering, the net proceeds of this offering amounted to $132,588.

During the six month period ended June 30, 2015 CMTC converted 315,908 common units into general partner units respectively, in order for CGP to maintain its 2% interest in the Partnership. For the six month period ended June 30, 2014 CMTC did not convert any common unit into general partner unit.

Details of the Partnership’s Partner’s Capital are discussed in Note 12 of the Partnership’s Consolidated Financial Statements.

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

7.	Partners’ Capital – Continued

During the six month periods ended June 30, 2015 and 2014, the Partnership declared and paid the following distributions to its common and preferred unit holders:

	April 23, 2015	January 23, 2015	April 22, 2014	January 22, 2014
Common unit-holders
Distributions per common unit declared	0.2345	0.2325	0.2325	0.2325
Common units entitled to distribution	119,559,456	104,079,960	88,490,710	88,440,710
General partner and IDR distributions	$572	$494	$411	$410
Preferred unit-holders
Distributions per preferred unit declared	0.21575	0.21375	0.21375	0.21375
Preferred units entitled to distribution	12,983,333	14,223,737	18,872,221	18,922,211

8.	Net Income Per Unit

The general partner’s common unit holders’ interests in net income are calculated as if all net income for periods subsequent to April 4, 2007, were distributed according to the terms of the Partnership’s Agreement, regardless of whether those earnings would or could be distributed. The Partnership Agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash, which is a contractually-defined term that generally means all cash on hand at the end of each quarter after establishment of cash reserves determined by the Partnership’s board of directors to provide for the proper resources for the Partnership’s business. Unlike available cash, net income is affected by non-cash items. The Partnership follows the guidance relating to the Application of the Two-Class Method and its application to Master Limited Partnerships, which considers whether the incentive distributions of a master limited partnership represent a participating security when considered in the calculation of earnings per unit under the Two-Class Method.

This guidance also considers whether the partnership agreement contains any contractual limitations concerning distributions to the incentive distribution rights that would impact the amount of earnings to allocate to the incentive distribution rights for each reporting period.

Under the Partnership Agreement, the holder of the incentive distribution rights in the Partnership, which is currently CGP, assuming that there are no cumulative arrearages on common unit distributions, has the right to receive an increasing percentage of cash distributions after the minimum quarterly distribution.

The Partnership’s net income for the six month periods ended June 30, 2015 and 2014 did not exceed the First Target Distribution Level, and as a result, the assumed distribution of net income did not result in the use of increasing percentages to calculate CGP’s interest in net income.

The Two Class Method was used to calculate Earnings Per Unit (“EPU”) as follows:

BASIC and DILUTED	For the six month periods ended June 30,
Numerators	2015	2014
Partnership’s net income	$26,260	$19,058
Less:
Partnership’s net income available to preferred unit holders	5,628	8,004
General Partner’s interest in Partnership’s net income	411	216
Partnership’s net income available to common unit holders	$20,221	$10,838
Denominators
Weighted average number of common units outstanding, basic and diluted	110,427,242	88,494,025
Net income per common unit:
Basic and diluted	$0.18	$0.12

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

9.	Commitments and Contingencies

Various claims, suits and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Partnership’s vessels. The Partnership is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying unaudited condensed consolidated financial statements.

The Partnership accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, the Partnership is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying unaudited condensed consolidated financial statements.

(a)	Lease Commitments

Future minimum rental receipts, excluding any profit share revenue that may arise, based on non-cancelable long-term time and bareboat charter contracts, as of June 30, 2015 are:

For the years ended June 30,	Amount
2016	198,375
2017	144,502
2018	107,424
2019	83,293
2020	81,519
Thereafter	248,126

Total	$863,239

(b)	Vessels Purchase Commitments

The Partnership has outstanding purchase commitments relating to the acquisition of the shares of two vessel owning companies, each of which is the owner of a 9,288 TEU post-panamax container carriers, amounting to $147,182 that are all payable within the next 12 months.

10.	Subsequent events

a)	Dividends: On July 23, 2015, the Board of Directors of the Partnership declared a cash distribution of $0.2365 per common unit for the second quarter of 2015, which was paid on August 14, 2015, to unit holders of record on August 7, 2015.

In addition, on July 23, 2015, the Board of Directors of the Partnership declared a cash distribution of $0.21775 per Class B unit for the second quarter of 2015. The cash distribution was paid on August 10, 2015, to Class B unit holders of record on August 3, 2015.